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FORM 3                                              OMB APPROVAL
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                                         OMB Number:              3235-0287
                                         Expires:         December 31, 2001
                                         Estimated average burden
                                         hours per response............ 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940
                          (Print or Type Responses)

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1. Name and Address of Reporting Person*

   HX Investors, L.P. (1)
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   (Last)               (First)              (Middle)

   100 Jericho Quadrangle
   Suite 214
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                        (Street)

   Jericho                 NY                 11753
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   (City)                (State)              (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   6/14/02
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Shelbourne Properties II, Inc. (HXE)
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director
   [X] 10% Owner(1)
   [ ] Officer (give title below)
   [ ] Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)



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7. Individual or Joint/Group Filing
   (Check applicable line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person(1)

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

FORM 3 (continued)

                      TABLE I--NON-DERIVATIVE SECURITIES, ACQUIRED, DISPOSED OF, OR  BENEFICIALLY OWNED
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 1. Title of Security   2. Amount of Securities   3. Ownership         4. Nature of Indirect Beneficial Ownership
    (Instr. 4)             Beneficially Owned        Form: Direct         (Instr. 5)
                           (Instr. 4)                (D) or Indirect
                                                     (I) (Instr. 5)
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
Common Stock, par value
$0.01 per share               94,479(2)                  (1)(2)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                             (Print Type Responses)

                                                                          (Over)
                                                                 SEC 1473 (8/92)

       TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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  1. Title of Derivative   2. Date Exer-         3. Title and Amount of Securities   4. Conver-      5. Owner-     6. Nature of
     Security (Instr. 4)      cisable and           Underlying Derivative Security      sion or         ship          Indirect
                              Expiration            (Instr. 4)                          Exercise        Form of       Beneficial
                              Date              -----------------------------------     Price of        Deriv-        Ownership
                              (Month/Day/Year)                                          Deriv-          ative         (Instr. 5)
                          ---------------------                           Amount        ative           Security:
                                                                          or            Security        Direct
                           Date       Expira-            Title            Number                        (D) or
                           Exer-      tion                                of                            Indirect
                           cisable    Date                                Shares                        (I)
                                                                                                        (Instr. 5)
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

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

Explanation of Responses:
(1) This statement is filed as a joint report pursuant to Rule 16a-3(j) promulgated under the Securities Exchange Act of 1934 (the "Act") by the undersigned Reporting Person and by the entities listed on the attached Joint Filer Information Sheet who are deemed to constitute a "group" beneficially owning more than 10% of the Issuer' shares of common stock, par value $0.01 per share (the "Common Stock") under Section 13(d) of the Act. Exeter Capital Corporation ("Exeter") is the sole general partner of HX Investors, L.P. ("HX") and Michael L. Ashner is the sole shareholder and director of Exeter. Accordingly, for purposes of Section 16 of the Act, Exeter and Mr. Ashner may be deemed to beneficially own any securities held by reported herein which are held by HX. Further, Exeter holds a .01% interest in HX and Mr. Ashner holds a 39.99% interest in HX and, accordingly, for purposes of Section 16 of the Act, Exeter and Mr. Ashner may be deemed to own an approximately .01% and 40%, respectively, beneficial interest in any securities reported herein which are held by HX.

(2) All shares are held by HX. Exeter and Mr. Ashner do not hold any shares of Common Stock. Accordingly, in accordance with the ownership percentages set forth in footnote (1) above, for purposes of Section 16 of the Act: (i) HX beneficially owns the number of shares of Common Stock listed as held by it, (ii) Exeter beneficially owns 9.4479 shares of Common Stock, and (iii) Mr. Ashner beneficially owns 37,791.6 shares of Common Stock.


                  HX INVESTORS, L.P.

                  By: Exeter Capital Corporation, General Partner

              /s/ Michael L. Ashner                          June 18, 2002
              ----------------------------------------     ------------------
                  Michael L. Ashner                               Date
              **  Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

                             Joint Filer Information

     Each of the undersigned is jointly filing the attached Initial Statement of Beneficial Ownership of Securities on Form 3 with respect to the beneficial ownership of shares of Shelbourne Properties II, Inc. The Designated Filer is HX Investors, L.P.

Name:         Exeter Capital Corporation
Address:      100 Jericho Quadrangle
              Suite 214
              Jericho, New York 11753

Signature:    By: /s/ Michael L. Ashner
                  --------------------------------
                  Michael L. Ashner
                  President

Name:         Michael L. Ashner
Address:      c/o Exeter Capital Corporation
              100 Jericho Quadrangle
              Suite 214
              Jericho, New York 11753

Signature:    /s/ Michael L. Ashner
              -----------------------------------
              Michael L. Ashner